SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

Emerson Radio Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
291087203
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 6, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

__________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	291087203	13D/A3	Page 2 of 6

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,296,172
	8	SHARED VOTING POWER
44,500
	9	SOLE DISPOSITIVE POWER
1,296,172
	10	SHARED DISPOSITIVE POWER
44,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,340,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%
14	TYPE OF REPORTING PERSON*
IN-OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A3

This constitutes Amendment No. 3 to the statement on Schedule 13D (the “Amendment No. 3”) filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed January 12, 2015 (the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Emerson Radio Corp. (“Emerson” or the “Company”). The Company’s principal executive offices are located at 3 University Plaza, Suite 405, Hackensack, New Jersey 07601. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”) and Trust C (“Trust C” and, collectively with Trust A-4, the “Trusts”). The Trusts and Lloyd I. Miller Trust D (“Trust D”) were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $403,644.00. All of the shares of Common Stock purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Common Stock purchased by Trust C was approximately $273,982.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $43,255.00.

Mr. Miller is the managing member of Milfam LLC which is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.

Milfam I: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was approximately $3,820.00.

Milfam II: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $270,971.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $132,773.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (I10) (“MILGRAT (I10)”), dated as of November 18, 2014, Mr. Miller was named as the trustee to MILGRAT (I10). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (I10) were contributed to MILGRAT (I10) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT (P10) (“MILGRAT (P10)”), dated as of June 5, 2015, Mr. Miller was named as the trustee to MILGRAT (P10). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (P10) were contributed to MILGRAT (P10) by its grantor, Catherine C. Miller.

Mr. Miller is the settlor of an individual retirement trust account (the “IRA”). All of the shares of Common Stock held by the IRA were purchased with personal funds generated and contributed to the IRA by Mr. Miller.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended by adding at the end thereof the following:

The purpose of this Amendment is to report that since the filing of Amendment No. 2 to the Statement, dated December 15, 2015 (“Amendment No. 2”), a material change occurred in the percentage of Shares beneficially owned by Mr. Miller. This Amendment No. 3 is the final amendment to the Statement and constitutes an exit filing.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investment, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 1,340,672 shares of Common Stock, which is equal to approximately 4.9% of the outstanding shares, based on 27,129,832 shares of Common Stock outstanding, as reported in the Issuer’s Schedule 14A filed on March 3, 2016. As of the date hereof, 252,163 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 159,317 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust C, 44,500 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust D, 3,165 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam I, 136,281 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam II, 158,742 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (I10), 481,323 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (P10), 1,194 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by the IRA, and 103,987 of the shares of Common Stock beneficially are owned by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-4, Trust C, MILGRAT (I10), MILGRAT (P10), the IRA, Milfam I, Milfam II and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-3
Date of Transaction	Number of Shares Sold	Price Per Share
March 30, 2016	136,712	$0.8604
March 31, 2016	15,731	$0.8615
April 1, 2016	1,313	$0.86
April 4, 2016	31,705	$0.8653
April 5, 2016	3,197	$0.8535
April 6, 2016	31,670	$0.855

	Trust A-4
Date of Transaction	Number of Shares Sold	Price Per Share
April 6, 2016	3,800	$0.855
April 7, 2016	10,098	$0.855

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2016

By: /s/ Lloyd I. Miller, III
        Lloyd I. Miller, III